Video Transcript – Fintech TV

Market Movers – July 30, 2026 – Blue Macellari

https://cms.fintech.tv/why-t-rowe-price-believes-active-crypto-investing-beats-passive-etfs/

Remy Blaire: Majors are higher in New York morning trade with Bitcoin fast approaching the 65,000 level yet once again and above 1900.

Now both continuing to see rebound trading this week.

Now at the same time tradfi firms continuing their ETF $1.9 trillion asset manager T Rowe Price launching TKNZ, the first actively managed multi-tokens spot crypto ETP in the US. Now the fund operates with 5 managers selecting a curated basket of 5 to 15 digital assets rather than tracking a fixed passive index. Holdings include the majors alongside dynamic overweights and tokens, and it does incorporate cash equivalents or treasury bills for liquidity with future plans targeting tokens staking for additional yield.

Well joining me live here at the New York Stock Exchange is Blue Macellari, T. Rowe Price’s head of digital asset strategy.

Blue, great to have you here.

Thank you so much for joining me.

Blue: Thanks for having me.

Remy Blaire: Well, first, TKNZ, tell us about the strategy.

Blue: So, uh, it's the first actively managed spot crypto ETF in the, in the United States, um, and I actually think anywhere, but, um, what we think is that, you know, research, uh, active management and good judgment, as well as the ability to react to a market that moves constantly, 168 hours a week, um, is really, really important in delivering value to clients.

Remy Blaire: Yeah, absolutely.

So I think the actively managed part is the key part of this equation here, and you have a team of 5, including yourself here.

So tell us what makes the difference, especially when we're talking about volatile markets like this right now.

Blue: So we have a 3-tier process that we use, so the sort of core is fundamental analysis.

That tells us about the economics and the technology and how do token holders participate in economic value uh and does this chain or um this protocol have the right to win. Then we look at, uh, drivers of growth which includes things like sectors UIUX, um, ecosystem partnership, uh, and drivers of adoption.

And then it's crypto, so you have to look at everything through a momentum and trend lens and you kind of ignore momentum at your peril.

Remy Blaire: So, and Blue, you and I have spoken about the crypto markets throughout the years and through different cycles here.

So when we're talking about an ETP such as TKNZ, what is the competitive advantage?

Blue: So one of the biggest competitive advantages is that because we're actively managed we can uh one move with the market we can trade the underlying crypto up to 168 hours a week if we chose to, um, but we're able to respond to the market immediately we're also able to position for longer term trends and we're able to seek value when we see a fantastic opportunity that we want more exposure to. Um, we think that good decision making and sort of thoughtful selection matters more in crypto than most other assets

Remy Blaire: absolutely because when we're even looking at other asset classes whether we're talking about the bond market or even equity markets, we know that 2026 has been a very volatile year so active allocation as well as defensive positioning is key.

So beyond the large cap laggards here, what are some emerging sectors or themes that you're currently monitoring and tell us why?

Blue: So one of the themes that you can clearly see we're positioned for in the portfolio semi-transparent active ETF, um, we are, are heavily positioned and big believers in tokenization, on chain finance, internet capital markets, whatever you wanna call it, um, but we believe that most financial activity, most capital markets activity is eventually migrating on chain, and there are a number of protocols and tokens that we hold in the portfolio, particularly some of our big overweights that reflect that view. We think they're poised to win in this area and can deliver technology and have a clear mechanism for value accrual to go to the token holder in this case investors.

Remy Blaire: and Blue finally before I let you go, we are well into the beginning of the second half of 2026 and there are a lot of themes, especially on the fundamental front that we're continuing to monitor.

What is important to you?

Blue: So I think uh one of the things that I'm looking at quite closely is sort of where we are in the cycle with crypto, when are we sort of gonna see the first signs of coming out of the crypto winter, and I think it, it's interesting.

I, I saw a senator calling for the um removal of the debt cap this morning on Twitter, which should be a little concerning to all of us.

Um, we're seeing obviously, uh, the selloff and long term rates, I think.

That the conversation around fiscal dominance around the US balance sheet comes back into focus as we head into the midterms, given the macroeconomic backdrop, and I think that's going to be a real bedrock for Bitcoin and sort of help us move out of this crypto winter.

Remy Blaire: Yes, and, as you mentioned, a lot of moving parts here, a lot of themes to continue to watch on both the macro fundamental front.

So I appreciate your time today.

Thank you so much for joining us.

Blue: Thank you.

Host: Thank you.